BGC Partners, Inc. 499 Park Avenue New York, New York 10022

September 9, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Stacie D. Gorman

Senior Counsel

Re:	BGC Partners, Inc.–Registration Statement on Form S-4

(File No. 333-213163) (the “Registration Statement”)

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BGC Partners, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement so that the Registration Statement becomes effective at 3:00 p.m., Eastern Time, on September 13, 2016, or as soon as practicable thereafter.

The Company acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Howard A. Kenny of Morgan, Lewis & Bockius LLP at (212) 309-6843 with any questions you may have concerning this request. In addition, please notify Mr. Kenny when this request for acceleration has been granted.

BGC PARTNERS, INC.

By:	/s/ Stephen M. Merkel

Name: Stephen M. Merkel Title: Executive Vice President, General Counsel and Secretary

cc:	Howard A. Kenny, Esq. (Morgan, Lewis & Bockius LLP)

[Acceleration request for Form S-4 respecting Exchange Offer of 5.125% Senior Notes due 2021]